AB 3/17/06

SECURI 06004881 SION

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RECEIVED FEB 2 8 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-65468

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fitzgibbon Toigo & Co., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 Park Street
(No. and Street)

Upper Montclair, (City) NJ (State) 07043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian X. Fitzgibbon (973) 746-4944 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York, (City) NY (State) 10271 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 2 2006 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Brian X. Fitzgibbon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fitzgibbon Toigo & Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER J. MISCIA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 12, 2007

Notary Public

Signature

President CEO

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FITZGIBBON TOIGO & CO., LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2005

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

**TODMAN & CO.,** CPAS, P.C.

*Certified Public Accountants and Business Consultants*
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

## INDEPENDENT AUDITORS' REPORT

To the Member of
**Fitzgibbon Toigo & Co., LLC**
412 Park Street
Upper Montclair, NJ 07043

We have audited the accompanying statement of financial condition of Fitzgibbon Toigo & Co., LLC as of December 31, 2005 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fitzgibbon Toigo & Co., LLC as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs P.C.

**New York, New York**
**February 24, 2006**

**FITZGIBBON TOIGO & CO., LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 32,674 |
| Prepaid expenses | | 14,990 |
| Computer equipment (net of accumulated depreciation of $960) | | 1,921 |
| Total assets | $ | 49,585 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 11,500 |
| Subordinated borrowings | | 10,000 |
| Total liabilities | | 21,500 |
| Member's equity | | |
| Common interest: 1 share | | 28,085 |
| Total liabilities and member's equity | $ | 49,585 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### (a) Nature of Business

Fitzgibbon Toigo & Co., LLC (the "Company"), a wholly-owned subsidiary of Fitzgibbon Toigo & Associates, LLC, became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") on January 10, 2003. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

### (b) Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis. Consulting fees are recorded as earned by performance of services.

**(c)** The Company has elected to be taxed as a partnership for federal and state tax purposes. Therefore, taxes on the results of operations are the responsibility of the Company's parent.

### (d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

### (e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

### (f) Computer Equipment

Computer equipment is depreciated over its estimated useful life of three years.

## Note 2 - Subordinated Borrowings

The Company has a subordinated loan agreement filed with the NASD on January 27, 2003 and amended on November 29, 2005 with its parent, under which it has borrowed $10,000. The loan is subordinated to the claims of general creditors, is due January 31, 2008 and bears interest at the rate of 4 1/2 % per annum. The Company accrued $450 in interest expense related to this obligation during the year ended December 31, 2005. During the term of the agreement, no portion of the equity capital of the Company may be withdrawn by action of the sole member.

**Note 3 - Related Party Transactions**

The Company has an agreement with its parent for administrative support and office space. Expenses of approximately $30,000 have been recorded under this agreement.

**Note 4 - Net Capital Requirements**

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company had net capital, as computed under the rule, of $21,174 which was $16,174 in excess of the required amount. The net capital ratio was 54.3%.

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A copy of the Company's Statement of Financial Condition as at December 31, 2005, pursuant to the SEC Rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.